Contacts:
Shmuel Arvatz	Noa Schuman
Chief Financial Officer	Investor Relations
+972-3-765-9400	+972-3-7659-467
Shmuel.Arvatz@clicksoftware.com	Noa.Schuman@clicksoftware.com

CLICKSOFTWARE REPORTS 31% ANNUAL REVENUE GROWTH AND RECORD NET PROFIT
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2008

Solid Start for 2009

BURLINGTON, MA, February 4th, 2009 – ClickSoftware Technologies Ltd. (NasdaqCM:  CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the fourth quarter and fiscal year ended December 31, 2008.

For the fourth quarter ended December 31, 2008, total revenues were $14.1 million, with net income of $5.0 million, or $0.17 per share.  This compares with revenues of $10.4 million and net income of $0.5 million, or $0.02 per share, for the same period last year, and revenues of $15.7 million and net income of $2.7 million, or $0.09 per share, for the third quarter of 2008.

Non-GAAP net income (excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R and tax benefit) was $3.3 million, or $0.11 per share, for the fourth quarter of 2008. This compares to $0.7 million Non-GAAP net income, or $0.02 per share, for the same period last year, and Non-GAAP net income of $2.9 million or $0.10 per share, for the third quarter of 2008. In the fourth quarter of 2008 the Company recorded a tax benefit due to the creation of a deferred tax asset in the amount of $1.9 million.

Software license revenues for the fourth quarter of 2008 were $5.6 million, while service and maintenance revenues were $8.5 million.  This compares to software license revenues of $3.2 million and service and maintenance revenues of $7.2 million for the same period last year, and $7.2 million and $8.5 million, respectively, in the third quarter of 2008.

Gross profit in the fourth quarter of 2008 was $10.0 million, or 71% of revenues, compared to $6.7 million, or 64% of revenues, in the same period last year, and $10.6 million, or 68% of revenues, in the third quarter of 2008.

Cash, cash equivalents and short and long-term investments in the fourth quarter of 2008 increased to $32.0 million from $25.3 million at the end of the third quarter of 2008.  Net cash provided by operating activities was $7.5 million during the fourth quarter of 2008.

Full Year Results
Total revenues for 2008 grew 31% over 2007 to $52.3 million, with consolidated net income of $8.1 million, or $0.28 per share.  This compares with revenues of $40.0 million and net income of $2.6 million, or $0.09 per share, for 2007.  Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R and tax benefit, Non-GAAP net income for 2008 was $7.0 million, or $0.24 per share.

Management Commentary
“The results for 2008 show significant improvement in just about every aspect of the business: revenue growth, profitability, margins, and EPS. Specifically operating cash flow grew to a record level - the highest in the Company’s history. These results for 2008 are particularly pleasing considering the global economy recession”, says Dr. Moshe BenBassat, CEO and Chairman of ClickSoftware. ”Year 2009 started in a positive way with an encouraging amount of business generated in the first month of the year. I believe that we are well positioned for continued growth in 2009”, he added.

Outlook
While the Company currently expects that it will continue to grow in 2009, the level of uncertainty is too high to be able to reliably estimate the growth rate in terms of concrete numbers. Therefore no concrete guidance for 2009 is given at this point in time. The assessment that revenues will continue to grow in 2009 is based on a comfortable backlog going into 2009, and the strong start of the first month of 2009.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community.  To participate, please call (800) 762-8908 and ask for the ClickSoftware conference call.  International participants, please call (480) 629-1990.  The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com.  A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code:  3960582.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness.  Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization.  From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources.  With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners – ClickSoftware is uniquely positioned to deliver superb business performance to any organization.  The Company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31	December 31
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,427	$9,054
Short-term investments	13,857	15,054
Trade receivables, net	7,825	6,883
Deferred taxes	1,940	-
Other receivables and prepaid expenses	1,071	1,040
Total current assets	42,120	32,031
FIXED ASSETS
Cost	4,142	2,885
Less – accumulated depreciation	2,017	1,448
Total fixed assets	2,125	1,437

Long-term investments	699	602
Severance pay deposits	1,218	1,163
Total Assets	$46,162	$35,233

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$8,780	$7,281
Deferred revenues	5,442	5,803
Total current liabilities	14,222	13,084

LONG TERM LIABILITIES
Accrued severance pay	2,653	2,418
Deferred revenues – Long term	3,201	2,919
Total long-term liabilities	5,854	5,337
Total liabilities	20,076	18,421
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	116	115
Additional paid-in capital	74,771	73,803
Accumulated deficit	(48,952)	(57,063)
Accumulated other comprehensive income	194	-
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	26,086	16,812
Total liability and shareholders' equity	$46,162	$35,233

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Three Months Ended

	December 31, 2008		December 31, 2007
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$5,567	39%	$3,184	31%
Services	8,560	61%	7,230	69%
Total revenues	14,127	100%	10,414	100%
Cost of revenues:
Software license	323	2%	429	4%
Services	3,821	27%	3,268	31%
Total cost of revenues	4,144	29%	3,697	36%

Gross profit	9,983	71%	6,717	64%

Operating expenses:
Research and development costs, net	1,499	11%	1,618	16%
Selling and marketing expenses	3,946	28%	3,612	35%
General and administrative expenses	1,436	10%	1,168	11%

Total operating expenses	6,881	49%	6,398	61%

Net Income from operations	3,102	22%	319	3%

Interest, net	(38)	0%	206	2%
Net income before taxes	$3,064	22%	$525	5%
Tax benefit (Taxes on income)	1,925	13%	(62)	(1)%
Net income	$4,989	35%	$463	4%

Net income per ordinary share:
Basic	$0.17		$0.02
Diluted	$0.17		$0.02
Shares used in computing basic Net income per share	28,621,436		28,455,972
Shares used in computing diluted Net income per share	29,281,305		30,452,219

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended

	December 31, 2008		December 31, 2007
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$19,819	38%	$15,602	39%
Services	32,443	62%	24,417	61%
Total revenues	52,262	100%	40,019	100%
Cost of revenues:
Software license	1,933	4%	2,358	6%
Services	16,146	31%	12,937	32%
Total cost of revenues	18,079	35%	15,295	38%

Gross profit	34,183	65%	24,724	62%

Operating expenses:
Research and development costs, net	6,459	12%	5,767	14%
Selling and marketing expenses	16,002	31%	13,203	33%
General and administrative expenses	5,446	10%	4,399	11%

Total operating expenses	27,907	53%	23,369	58%

Income from operations	6,276	12%	1,355	3%
Other income	-	-	404	1%
Interest, net	149	0%	899	2%
Net income before taxes	$6,425	12%	$2,658	7%
Tax benefit (Taxes on income)	1,686	4%	(50)	0%
Net income	$8,111	16%	$2,608	7%

Net income per ordinary share:
Basic	$0.28		$0.09
Diluted	$0.27		$0.09
Shares used in computing basic Net income per share	28,564,496		28,254,926
Shares used in computing diluted Net income per share	29,503,217		29,794,261

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation in accordance with  the requirements of SFAS No. 123R, "Share-based Payment" ("123R") and tax benefit related to the creation of deferred tax asset. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(In thousands, except share and per share amounts)

	Three Months Ended

	December 31, 2008		December 31, 2007
	$	% of Revenues	$	% of Revenues

GAAP Net income:	$4,989	35%	$463	4%
Adjustment of share-based compensation within:
Cost of Services	31		25
Research and development costs, net	28		24
Selling and marketing expenses	60		47
General and administrative expenses	91		115
Deferred taxes	(1,940)		-
Non-GAAP Net income	$3,259	23%	$674	6%

GAAP Net income per ordinary share:
Basic	$0.17		$0.02
Diluted	$0.17		$0.02

Net income per ordinary share excluding share-based compensation:
Basic	$0.11		$0.02
Diluted	$0.11		$0.02

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(In thousands, except share and per share amounts)

	Year Ended

	December 31, 2008		December 31, 2007
	$	% of Revenues	$	% of Revenues

GAAP Net income:	$8,111	16%	$2,608	7%
Adjustment of share-based compensation within:
Cost of Services	115		98
Research and development costs, net	108		86
Selling and marketing expenses	225		156
General and administrative expenses	331		373
Deferred taxes	(1,940)		-
Non-GAAP net income excluding share-based compensation	$6,950	13%	$3,321	8%

GAAP Net income per ordinary share:
Basic	$0.28		$0.09
Diluted	$0.27		$0.09

Net income per ordinary share excluding share-based compensation:
Basic	$0.24		$0.12
Diluted	$0.24		$0.11